Exhibit 99.1

GOLD ROYALTY CORP.

(the “Company”)

Annual General Meeting April 20, 2026

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general meeting of the Company held on April 20, 2026 (the “Meeting”) and the outcome of such votes.

	Description of Matter	Votes For	Votes Against
1.	Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:
	a. David Garofalo	86,720,939	2,301,592
	b. Warren Gilman	85,925,628	3,096,902
	c. Alan Hair	87,874,954	1,147,576
	d. Ken Robertson	87,359,003	1,663,528
	e. Karri Howlett	88,250,344	772,186
	f. Angela Johnson	87,152,530	1,870,000

		Votes For	Votes Withheld
2.	PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company’s auditor for the ensuing year and the Company’s board of directors was authorized to fix the remuneration to be paid to the auditor.	142,404,951	744,390

Date: April 20, 2026